

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 2, 2007

Mr. William Hollinger
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **KB Home**
> **Form 10-K for the year ended November 30, 2005**
> **Form 10-Q for the period ended May 31, 2006**
> **Form 8-K filed November 13, 2006**
> **File No. 1-9195**

Dear Mr. Hollinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief